SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of  June, 2005
                                   -------------------------------------

                  Commission File Number    000-29872
                                         ------------------------------


                              ATI TECHNOLOGIES INC.
                 ----------------------------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
         --------------------------------------------------------------
                    (Address of Principal Executive Offices)


                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                No       X
                      --------------                    ---------------




                                 Page 1 of 29 Pages
                           Index is located on Page 2



                                                                         1 of 29

                                      INDEX

Document                                                                                            Page Number


Press Release dated June 23, 2005                                                                        3

Signature Page


                                                                         2 of 29

[OBJECT OMITTED]
For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2629 or cevenden@ati.com

                        ATI Reports Third Quarter Results

MARKHAM, ON - June 23, 2005 - ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced financial results for the third quarter and nine months ended May 31, 2005.

Revenues(1) grew $39 million or nearly 8% to $530 million relative to the third quarter of fiscal 2004. Gross margin percentage was 29.1%. For the third quarter, net loss was $0.4 million ($0.00 per share), as compared with net income of $49 million ($0.19 per share) in the third quarter last year. Stock-based compensation costs(2) in the third quarter of fiscal 2005 totaled $10.4 million. Net income and net income per share excluding these costs and related taxes would have been $8.5 million and $0.03, respectively, as compared with $50.5 million or $0.20 in the third quarter of fiscal 2004. These results are consistent with the preliminary results announced on June 6, 2005.


     --------------------------- ---------------------------------------------------------------------------
                         Three months ended May 31, 2005
     --------------------------- -------------------------------------- ------------------------------------
                                  Excluding Stock-Based Compensation    Including Stock-Based Compensation
                                                 Costs                             Costs (GAAP)
     --------------------------- -------------------------------------- ------------------------------------
     Net income (loss)
                                             $8.5 million                         $(0.4 million)
     --------------------------- -------------------------------------- ------------------------------------
     Net income per share
                                                 $0.03                                 $0.00
     --------------------------- -------------------------------------- ------------------------------------


"It was a challenging quarter for ATI, particularly within our PC business where we came in well below our expectations for both revenue and gross margin," said David Orton, ATI's Chief Executive Officer. "Yet, during the quarter, we also achieved important milestones in our core GPU business. In addition, we have a renewed focus on improving our operational consistency in ramping new technologies. Looking forward, we expect continued growth in our core markets as well as the new markets of chipsets and consumer."


----------------------
1 All dollar amounts are in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted. ATI Technologies Inc. reports under Canadian generally accepted accounting principles (GAAP).

2 In accordance with Canadian GAAP, beginning with the first quarter of fiscal 2005, ATI began expensing compensation costs associated with stock options granted to employees after September 1, 2002. Total stock-based compensation includes the costs associated with stock options, restricted share units and deferred share units.

                                                                         3 of 29

Outlook

For the fourth quarter, we anticipate revenues in the range of $550-580 million. This range has been adjusted down from the preliminary guidance announced on June 6, 2005, due to a more conservative expectation on the ramp of new products in the fourth quarter. Gross margin percentage is expected to be in the range of 29-30%, but is largely dependent on the final product mix for the quarter. Operating expenses, excluding stock-based compensation costs, are expected to remain flat to up 3% from the third quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF INTERIM FINANCIAL RESULTS

This is management's discussion and analysis of financial condition and the results of operations (MD&A) that comments on ATI's operations, financial condition and cash flows for the three and nine months ended May 31, 2005 compared to the three and nine months ended May 31, 2004. This MD&A should be read in conjunction with the attached unaudited interim consolidated financial statements for the period ended May 31, 2005, the annual MD&A contained in the 2004 Annual Report and the audited consolidated financial statements for the year ended August 31, 2004.

In this MD&A, ATI, we, us and our mean ATI Technologies Inc. and its subsidiaries.

Important Information Regarding Forward-looking Statements
Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests" and similar expressions.

This MD&A and other sections of this news release contain forward-looking statements about ATI's objectives, strategies, financial condition and results. These "forward-looking" statements are based on current expectations and entail various risks and uncertainties. Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2004 Annual Information Form and 2004 Annual Report filed on SEDAR at www.sedar.com.

Unless indicated otherwise, this MD&A reflects our expectations as of June 23, 2005.

Any reference to "year-over-year" in this MD&A refers to a comparison of this year's third quarter results versus the third quarter of the prior year unless otherwise noted.

                                                                         4 of 29

RESULTS OF OPERATIONS


Revenues

--------------------- ----------------------------------------------- ---------------------------------------------
  Revenues ($000)               Three Months Ended May 31                       Nine Months Ended May 31
--------------------- ---------------- --------------- -------------- ---------------- ------------- --------------
                                 2005            2004   Change (%)               2005          2004   Change (%)
--------------------- ---------------- --------------- -------------- ---------------- ------------- --------------
PC                            460,673         433,611       6%              1,528,851     1,281,501       19%
--------------------- ---------------- --------------- -------------- ---------------- ------------- --------------
Consumer                       69,562          57,846       20%               223,431       142,998       56%
--------------------- ---------------- --------------- -------------- ---------------- ------------- --------------
Total                         530,235         491,457       8%              1,752,282     1,424,499       23%
--------------------- ---------------- --------------- -------------- ---------------- ------------- --------------

Third quarter revenues grew $39 million or about 8% to $530 million relative to the same period a year ago. The PC segment accounted for $461 million or 87% of revenues while the Consumer segment accounted for approximately $70 million or 13% of revenues in the quarter.

Since the first quarter of fiscal 2005, we have operated in two reportable segments: PC and Consumer. The PC segment includes all 3D graphics, video and multimedia products developed for use in desktop and notebook computers. The Consumer segment includes products used in cell phones, digital televisions
(DTVs) and other consumer electronics. The Consumer segment also includes royalties and contract engineering services under development and license agreements with cell phone and game console product manufacturers.

PC
--
PC revenues were up about 6% compared to the same quarter last year primarily on stronger sales of discrete desktop products to the add-in board (AIB) channel and from PCI Express design wins with PC Original Equipment Manufacturers
(OEMs). Broad-based demand for our products led to year-over-year unit growth of approximately 22% due to substantial growth in PCI Express-based OEM design wins. A large number of these design wins were concentrated at the lower end of the market, however, leading to the more modest increase in revenue. On a sequential quarter basis, overall PC unit volumes increased despite the typical seasonal weakness usually seen in the third quarter relative to the second quarter. However, a product mix shift led to a higher concentration of sales in the mainstream and value segments, which generally carry lower average selling prices than products in the performance segment. The percentage of revenue derived from the enthusiast segment of the market remained unchanged from the second quarter of fiscal 2005.

Our desktop integrated business revenues more than quadrupled year-over-year largely due to the successful launch of new products, such as the Radeon(R) Xpress 200 series for the AMD and Intel platforms, which resulted in significant OEM design wins. Workstation product revenues also grew significantly year-over-year reflecting product success and increased market penetration, particularly within entry level programs at OEMs. Desktop products accounted for approximately 60% of total PC revenues with notebook accounting for the remainder.

                                                                         5 of 29

In the Notebook business, revenues from discrete products were down slightly while sales of integrated products fell more sharply year-over-year. While overall growth in the notebook market has remained strong, as has our discrete market share, our overall market share in notebook graphics has been impacted by the growing use of integrated chipsets. However, our revenues from notebook integrated products showed strength in the third quarter, rising 45% relative to the second quarter of fiscal 2005.

Consumer
--------
Consumer revenues grew 20% relative to the same quarter in fiscal 2004. Handheld unit volumes rose 45% year-over-year and revenues grew 12% as our ImageonTM product line for handheld devices successfully penetrated the mainstream mobile phone market. Revenues from digital television products grew by 83% over the same period last year due to the continued success of our Xilleon and NxtWave products with television manufacturers and the accelerating market transition from analog television to DTV in the U.S.

Revenues for the first nine months of fiscal 2005
Revenues for the first nine months of fiscal 2005 grew 23% to $1.75 billion from $1.42 billion in the same period last year. Revenues in our PC segment rose 19% year-to-date and accounted for $1.53 billion or 87% of total revenues while Consumer rose 56% and represented $223 million or 13% of total revenue. Revenue growth was driven by strong market share and higher sales in our desktop and notebook discrete businesses, as well as sales growth in our handheld and DTV consumer businesses. These gains were partially offset by a decline in sales of notebook integrated chipsets.


Gross Margin

------------------------------ ----------------- ------------------ ---------------
                                   Q3 2005            Q3 2004         Change (%)
------------------------------ ----------------- ------------------ ---------------
Gross Margin ($000)                154,429            172,539           (10%)
------------------------------ ----------------- ------------------ ---------------
Percentage of Revenues              29.1%              35.1%             (6%)
------------------------------ ----------------- ------------------ ---------------

Gross margin percentage for the third quarter of fiscal 2005 was 29.1%, down from 35.1% for the same period a year ago and 34.2% in the second quarter of fiscal 2005. Gross margin percentage for the first nine months of fiscal 2005 was 32.6%, down from 35.1% for the same period last year.

During the third quarter, we experienced an overall mix shift in our company product lines as well as some operational issues in the packaging and test area of the manufacturing process, both of which caused our gross margins to decline relative to the same period last year and to the previous quarter. Gross margins in our core desktop discrete business remained strong while notebook discrete margins were somewhat weaker due to the transition from higher-margin AGP products to PCI Express products. Gross margin was also negatively impacted by the increased sales and accelerated ramp of desktop integrated chipsets which currently have margins that are well below the corporate average. Lower than anticipated yields on certain products due to an accelerated production schedule also negatively impacted gross margin.

                                                                         6 of 29

Year-to-date gross margin percentage declined for the reasons above, as well as production costs associated with the introduction and ramp of PCI Express products earlier in the year. The overall gross margin percentage decline for the quarter and year-to-date was partially offset by a growing contribution from our Consumer segment and from our workstation business, both of which carry margins that are higher than the company average.

Operating Expenses

--------------------------------------- ------------- ---------------- ------------- --------------- -----------------
Select Operating Expenses                 Q3 2005         As % of        Q3 2004        As % of           Change
($000)                                                   Revenues                       Revenues          Y-o-Y
--------------------------------------- ------------- ---------------- ------------- --------------- -----------------

--------------------------------------- ------------- ---------------- ------------- --------------- -----------------
Research and development                      88,508            16.7%        65,539           13.3%               35%
--------------------------------------- ------------- ---------------- ------------- --------------- -----------------
Selling and marketing                         37,744             7.1%        31,243            6.4%               21%
--------------------------------------- ------------- ---------------- ------------- --------------- -----------------
Administrative                                16,013             3.0%        12,166            2.5%               32%
--------------------------------------- ------------- ---------------- ------------- --------------- -----------------

Total operating expenses, excluding stock-based compensation, increased 31% in the quarter and 25% on a year-to-date basis compared to the same periods last year, respectively. The majority of the increase was related to research and development and was driven by the need to make the necessary investments to maintain technology leadership and create a platform for continued growth.

Selling and marketing expenses were up 21% compared to the third quarter last year. The increase was primarily related to higher levels of personnel, as well as increased advertising and promotion to support our revenue growth. On a year-to-date basis, selling and marketing expenses increased 21% compared to the same nine months last year mainly due to additional personnel, as well as higher sample costs and travel expenses largely related to sales and marketing programs.

Research and development (R&D) expenses rose 35% in the quarter compared to the third quarter of 2004. The increase was the result of continued investment across both the PC and Consumer segments to support continued product and technology leadership. This investment included higher prototyping costs incurred in the design and development of future products on 90 nanometer process technology, as well as an increase in technical staff to support new product lines. The recent acquisition of certain professionals from Terayon Communication Systems, Inc. (Terayon) and CuTe Solutions Private Limited (now, ATI Technologies India Private Limited) contributed to the increase in technical staff. For the first nine months of fiscal 2005, R&D expenses rose 26% compared to the same period in 2004, for reasons similar to those above.

Administrative expenses were up 32% in the quarter and 26% for the first nine months of fiscal 2005 compared to the same periods in 2004. The increases are primarily attributable to headcount related expenses as well as professional and consulting fees.

                                                                         7 of 29

Stock-based Compensation
------------------------
In accordance with Canadian GAAP, in the first quarter of fiscal 2005, ATI began to expense compensation costs associated with stock options granted to employees after September 1, 2002. This expense item, along with the expense associated with restricted share units and deferred share units, is reflected in the expense for stock-based compensation included in the attached unaudited interim consolidated statements of operations and retained earnings.

Stock-options, restricted share units and deferred share units comprise all stock-based compensation currently awarded by ATI to our employees and directors. Stock-based compensation costs were $10.4 million in the quarter as compared with $2.3 million in the same period last year. The increase in stock-based compensation was primarily related to ATI commencing the expensing of stock options in compliance with Canadian GAAP during the first quarter of fiscal 2005.

The $10.4 million expense in the third quarter of fiscal 2005 included $8.4 million for compensation costs associated with stock options and $2.0 million for compensation costs associated with restricted share units and deferred share units.

Interest and Other Income
-------------------------
Interest and other income was $3.9 million in the third quarter of fiscal 2005, compared with $1.3 million for the comparable period in fiscal 2004. The difference primarily reflects increased investment income derived from interest on our higher cash balances.

No investment gain or loss was recorded in the third quarter of fiscal 2005, as compared with an investment loss of approximately $1.3 million in the same period last year.

For the first nine months of fiscal 2005, interest and other income was $9.7 million, as compared with $1.4 million for the same period in 2004. The difference is attributable to interest on our higher cash balances.

Net Income (Loss)
-----------------
We incurred a net loss of $0.4 million in the third quarter of fiscal 2005 as compared to net income of $49 million in the same quarter last year. The decline in net income is due to the lower gross margins and higher operating expenses outlined in previous sections. Net income per share fell to $0.00 from $0.19 in the same period in 2004. Net income and net income per share excluding stock-based compensation costs described above were $8.5 million and $0.03, respectively, for the third quarter of fiscal 2005, compared to $50.5 million and $0.20 in the prior year.

Year-to-date, net income declined 16% to $120 million or $0.47 per share from $144 million or $0.56 per share for the first nine months of fiscal 2004. The decrease was largely the result of the sharp decline in net income in the third quarter of fiscal 2005.

                                                                         8 of 29

Liquidity and Financial Resources
Inventory levels of $456 million at the end of the third quarter increased from $255 million at fiscal 2004 year-end. Approximately two-thirds of inventory in the PC segment consisted of PCI Express goods versus one-third AGP. Inventory in terms of days sales outstanding was above our internal target of 60 days. We expect inventory levels in dollar terms to decline in the fourth quarter but to remain above our 60-day target.

Accounts receivable at May 31, 2005 was up 6% to $389 million from $366 million at August 31, 2004. Relative to the second quarter of fiscal 2005, accounts receivable decreased approximately $21 million due to seasonally lower sales. Accounts payable and accruals rose 40% to $663 million from $474 million at August 31, 2004. Accounts payable and accruals were up about $80 million on a sequential quarter basis, an increase that is consistent with the increase in inventories.

Cash flow from operations was $15 million in the third quarter. Our cash position, which is defined as cash and cash equivalents and short-term investments, at May 31, 2005 was $644 million, up from $549 million at fiscal 2004 year-end and down from $653 million at February 28, 2005. The change from February 28, 2005 reflects increased capital expenditures and the cash consideration for the Terayon acquisition during the third quarter. As of May 31, 2005 we had working capital of $834 million compared to $695 million at fiscal 2004 year-end.

Outstanding Share Data

At May 31, 2005 there were 252,844,998 common shares outstanding or 258,919,924 shares on a year-to-date weighted average diluted basis.

Other Corporate Developments

On March 29, 2005, a panel of the Ontario Securities Commission (OSC) approved a settlement agreement reached between Staff of the OSC and ATI. As part of the settlement, ATI agreed to pay a total of CDN $900,000 as a contribution to costs, and a voluntary payment in connection with a Notice of Hearing and Statement of Allegations filed by the OSC. Further details on the settlement are contained in Note 8 to the unaudited interim consolidated financial statements.

Normal Course Issuer Bid

Under the terms of a Normal Course Issuer Bid announced on March 24, 2005, ATI may purchase up to 24,700,000 of its common shares, representing approximately 10% of its "public float" as of March 17, 2005, as calculated in accordance with TSX rules and policies. ATI will cancel any common shares purchased under this Bid. No shares were repurchased for cancellation in the third quarter.

                                                                         9 of 29

ACCOUNTING POLICIES

Our unaudited interim consolidated financial statements are prepared according to Canadian GAAP. The key estimates and assumptions that management has made and their impact on the amounts reported in the unaudited interim consolidated financial statements and notes remain substantially unchanged from those described in our 2004 Annual MD&A, with the exception of the adoption in the first quarter of fiscal 2005 of the revised CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". See Note 1 to the unaudited interim consolidated financial statements for more information about the accounting policies used to prepare our financial statements.

                                                                        10 of 29

SUPPLEMENTARY FINANCIAL INFORMATION

The table below shows selected financial information for the eight most recently completed quarters.

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS FOR EIGHT QUARTERS
(Thousands of US dollars, except per share amounts)

                                       Q3 2005    Q2 2005     Q1 2005    Q4 2004     Q3 2004    Q2 2004     Q1 2004    Q4 2003
----- ------------------------------- ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------

                                                             $                      $                      $          $
Revenues                              $ 530,235   $ 608,188    613,859   $ 572,218    491,457   $ 463,337    469,705    380,674
Cost of goods sold                      375,806     399,885    405,009     379,836    318,918     302,914    302,134    246,643
                                      ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------
Gross margin                            154,429     208,303    208,850     192,382    172,539     160,423    167,571    134,031

Expenses
      Selling and marketing              37,744      36,352     33,125      29,244     31,243      27,031     30,079     26,176
      Research and development           88,508      77,726     73,114      75,865     65,539      60,809     63,278     61,285
      Administrative                     16,013      15,793     12,676      11,517     12,166      11,532     11,487     10,557
      Amortization of intangible
          assets                          3,046       1,389      1,244       1,486      1,546       1,541      1,542      1,271
      Stock-based compensation           10,395      10,329     10,558       1,691      2,315       2,826        751          0
      Other charges (recoveries)          1,351         278        382         155       (454)       (178)       173     10,440
                                      ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------
                                        157,057     141,867    131,099     119,958    112,355     103,561    107,310    109,729
                                      ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------
Income (loss) from operations           (2,628)      66,436     77,751      72,424     60,184      56,862     60,261     24,302

Interest and other income (loss)          3,914       3,624      2,176       2,815      1,340       1,856     (1,754)       714
Gain (loss) on investments                    0         880          0           0     (1,307)          0          0      3,844
Interest expense                           (525)       (537)      (519)       (499)      (513)       (531)      (515)      (516)
                                      ---------- ----------- ---------- ----------- ---------  ----------  ---------  ---------
Income before income taxes                  761      70,403     79,408      74,740     59,704      58,187     57,992     28,344
Income taxes                              1,206      13,210     15,705      13,584     11,085      10,602     10,553      6,050
                                      ---------- ---------------------- ----------- ---------- ----------- ---------- ----------
Net income (loss)                        $ (445)   $ 57,193   $ 63,703    $ 61,156   $ 48,619    $ 47,585   $ 47,439   $ 22,294
                                      ========== =========== ========== =========== ========== =========== ========== ==========


----- ------------------------------- ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------

Net income per share

       Basic                             $ 0.00      $ 0.23     $ 0.26      $ 0.25     $ 0.20      $ 0.19     $ 0.20     $ 0.09

       Diluted                           $ 0.00      $ 0.22     $ 0.25      $ 0.24     $ 0.19      $ 0.19     $ 0.19     $ 0.09

----- ------------------------------- ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------

Weighted average number of shares (000's)

      Basic                             251,602     251,046    249,027     247,699    245,960     244,373    242,998    240,647
      Diluted                           251,602     259,743    257,917     258,198    256,650     255,876    254,109    249,525

Outstanding number of shares at the end
    of the period (000's)               252,845     252,258    251,324     249,287    247,886     246,604    244,239    241,742

----- ------------------------------- ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------

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


Conference Call Information

ATI Technologies Inc. will host a conference call today at 8:30 AM (EDT) to discuss its financial results for its fiscal 2005 third quarter ended May 31, 2005. To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required. A live webcast of the call will be available at http://www.ati.com/companyinfo/ir/quarterlyresults.html under the Quarterly Results section, Q3 2005. Replays of the conference call will be available through June 30, 2005 by calling 416-695-5800. The passcode is 3125452. A web cast replay will be available at the web site noted above.


About ATI Technologies

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2004 revenues of U.S. $2 billion, ATI has more than 3,000 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Copyright 2005 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.


For media or industry analyst support, visit our Web site at http://www.ati.com
                                                             ------------------


Other ATI Contacts:
Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202 or trevor.campbell@porternovelli.com

For investor relations support, please contact:
Zev Korman, Manager, Investor Relations, ATI Technologies Inc., at
(905) 882-2600, ext. 3670 or zev@ati.com



                                     - 30 -

                        - FINANCIAL STATEMENTS ATTACHED-


                                                                              10

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




ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited)

(Thousands of US dollars, except per share amounts)


----------------------------------------------------------------------------------------------------------------------------------
                                                   Three months ended                             Nine months ended
                                             May 31                 May 31                  May 31                 May 31
                                              2005                   2004                    2005                   2004
----------------------------------------------------------------------------------------------------------------------------------


Revenues                                $ 530,235    100.0%     $ 491,457    100.0%  $ 1,752,282    100.0%  $ 1,424,499    100.0%
Cost of goods sold                        375,806     70.9%       318,918     64.9%    1,180,700     67.4%      923,966     64.9%
----------------------------------------------------------------------------------------------------------------------------------
Gross margin                              154,429     29.1%       172,539     35.1%      571,582     32.6%      500,533     35.1%
Expenses
     Selling and marketing                 37,744      7.1%        31,243      6.4%      107,221      6.1%       88,353      6.2%
     Research and development              88,508     16.7%        65,539     13.3%      239,348     13.7%      189,626     13.3%
     Administrative                        16,013      3.0%        12,166      2.5%       44,482      2.5%       35,185      2.5%
     Amortization of intangible
       assets (Note 4)                      3,046      0.6%         1,546      0.3%        5,679      0.3%        4,629      0.3%
    Stock-based compensation               10,395      2.0%         2,315      0.5%       31,282      1.8%        5,892      0.4%
    Other charges (recoveries)
       (Note 8)                             1,351      0.2%         (454)    (0.1%)        2,011      0.1%        (459)        -
----------------------------------------------------------------------------------------------------------------------------------
                                          157,057     29.6%       112,355     22.9%      430,023     24.5%      323,226     22.7%
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations             (2,628)    (0.5%)        60,184     12.2%      141,559      8.1%      177,307     12.4%

Interest and other income                   3,914      0.7%         1,340      0.3%        9,714      0.5%        1,442      0.1%

Gain (loss) on investments                      -         -        (1,307)    (0.3%)         880      0.1%       (1,307)    (0.1%)
Interest expense                            (525)    (0.1%)          (513)    (0.1%)      (1,581)    (0.1%)      (1,559)    (0.1%)
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                    761      0.1%        59,704     12.1%      150,572      8.6%      175,883     12.3%
Income taxes                                1,206      0.2%        11,085      2.3%       30,121      1.7%       32,240      2.2%
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                          $(445)    (0.1%)      $ 48,619      9.8%    $ 120,451      6.9%    $ 143,643     10.1%


Retained earnings, beginning of
   period                                415,878                 199,050                308,825                104,026

Adjustment to opening retained
    earnings:

    Change in accounting policy on
    stock-based compensation (Note 1)           -                       -                (13,843)                     -
----------------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of period        $ 415,433               $ 247,669              $ 415,433              $ 247,669
----------------------------------------------------------------------------------------------------------------------------------


Net income per share (Note 9)
    Basic                                  $ 0.00                  $ 0.20                 $ 0.48                 $ 0.59
    Diluted                                $ 0.00                  $ 0.19                 $ 0.47                 $ 0.56
----------------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares
    (000's)
    Basic                                 251,602                 245,960                250,558                244,444
    Diluted                               251,602                 256,650                258,920                255,545
Outstanding number of shares at the
    end of the period  (000's)            252,845                 247,886                252,845                247,886
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2004.

                                                                        13 of 29

ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Thousands of US dollars)

 --------------------------------------------------------------------- --------------------- -------------------
                                                                              May 31             August 31
                                                                               2005                 2004
 --------------------------------------------------------------------- --------------------- -------------------

 Assets
 Current assets:
      Cash and cash equivalents                                                   $ 324,397           $ 359,608
      Short-term investments                                                        319,997             189,308
      Accounts receivable                                                           388,838             365,644
      Inventories                                                                   456,244             254,867
      Prepayments and sundry receivables                                             23,927              21,873
      Future income tax assets                                                        8,512               8,076
 --------------------------------------------------------------------- --------------------- -------------------
 Total current assets                                                             1,521,915           1,199,376

 Capital assets                                                                     105,988              85,943
 Intangible assets (Note 4)                                                          20,495               5,558
 Goodwill (Note 4)                                                                  190,095             190,095
 Long-term investments                                                                2,751               2,751
 Tax credits recoverable                                                              9,506               9,193
 Future income tax assets                                                            33,300              20,570
 --------------------------------------------------------------------- --------------------- -------------------
      Total Assets                                                              $ 1,884,050         $ 1,513,486
 ===================================================================== ===================== ===================


 Liabilities and Shareholders' Equity
 Current liabilities:
      Accounts payable                                                            $ 409,817           $ 274,772
      Accrued liabilities                                                           253,571             199,129
      Deferred revenue                                                               23,154              29,131
      Current portion of long-term debt (Note 6)                                      1,731               1,571
      Future income tax liabilities                                                      30                  54
 --------------------------------------------------------------------- --------------------- -------------------
 Total current liabilities                                                          688,303             504,657

 Long-term debt (Note 6)                                                             28,116              28,053
 Future income tax liabilities                                                       41,445              36,088
 --------------------------------------------------------------------- --------------------- -------------------
 Total liabilities                                                                  757,864             568,798

 Shareholders' equity:
      Share capital                                                                 665,282             638,985
      Treasury stock                                                                (14,867)            (22,100)
      Contributed surplus                                                            52,064              10,704
      Retained earnings                                                             415,433             308,825
      Currency translation adjustments                                                8,274               8,274
 --------------------------------------------------------------------- --------------------- -------------------
 Total shareholders' equity                                                       1,126,186             944,688
 --------------------------------------------------------------------- --------------------- -------------------
      Total Liabilities and Shareholders' Equity                                $ 1,884,050         $ 1,513,486
 ===================================================================== ===================== ===================

See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2004.

                                                                        14 of 29

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

 (Thousands of US dollars)

------------------------------------------------------- -------------------------------- --------------------------------
                                                              Three months ended                Nine months ended
                                                            May 31           May 31          May 31           May 31
                                                             2005             2004            2005             2004
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Cash provided by (used in):
Operating activities:
Net income (loss)                                               $ (445)        $ 48,619        $ 120,451       $ 143,643
Items which do not involve cash:
    Tax credits recoverable                                     (6,231)           2,279            (313)           5,553
    Future income taxes                                         (3,889)           1,528          (3,569)           3,329
    Stock-based compensation                                     10,467           1,764           30,477           4,179
    Depreciation and amortization                                 8,992           6,609           21,596          19,854
    Loss (gain) on investments                                        -           1,307             (880)          1,307
    Gain on sale of long-lived assets (Note 8)                        -               -               -             (538)
    Unrealized foreign exchange loss (gain)                        (442)           (371)           1,245             135
Change in non-cash operating working capital:
    Accounts receivable                                          21,208         (75,063)         (23,194)        (62,078)
    Inventories                                                 (88,854)        (24,053)        (201,377)        (76,288)
    Prepayments and sundry receivables                             (841)            759           (1,936)          2,493
    Accounts payable                                             84,949          66,476          135,039          78,548
    Accrued liabilities                                          (7,724)         14,580           51,795          37,263
    Deferred revenue                                             (2,010)         (7,861)          (5,977)         (8,323)
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
                                                                 15,180          36,573          123,357         149,077
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Financing activities:
Principal payment on long-term debt                                (423)           (367)          (1,236)         (1,075)
Issuance of common shares                                         3,867          10,048           26,297          44,688
Repurchase of common shares (Note 12)                                 -               -                -         (22,100)
Proceeds from sale of treasury stock                                  -               -                9               -
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
                                                                  3,444           9,681           25,070          21,513
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Investing activities:
Purchase of short-term investments                             (147,197)        (77,200)        (391,023)       (127,107)
Maturity and proceeds from sales of short-term                  112,807          59,907          260,334         109,691
   investments
Additions to capital assets                                     (15,550)         (6,402)         (35,205)        (13,933)
Purchase of long-term investments                                     -             (98)               -             (98)
Proceeds from gain on investments                                     -               -              880               -
Proceeds from sale of long-lived assets (Note 8)                      -               -                -           2,489
Acquisitions, net of cash acquired (Note 3)                     (11,280)              -          (18,838)         (2,071)
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
                                                                (61,220)        (23,793)        (183,852)        (31,029)
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Foreign exchange gain (loss) on cash held in foreign                (33)           (203)             214             358
    currency
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Increase (decrease) in cash and cash equivalents                (42,629)          22,258         (35,211)        139,919
Cash and cash equivalents - beginning of period                 367,026          418,566         359,608         300,905
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Cash and cash equivalents - end of period                       324,397          440,824         324,397         440,824
    Short-term investments                                      319,997           67,200         319,997          67,200
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Cash position - end of period                                 $ 644,394        $ 508,024       $ 644,394       $ 508,024
------------------------------------------------------- ---------------- --------------- ---------------- ---------------

Supplemental cash flow information (Note 10)
See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2004.

                                                                        15 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2005
(Unaudited)



The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.


1.       SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended August 31, 2004.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended August 31, 2004, except for the accounting policy adopted by the Company on September 1, 2004 relating to the revised CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. As a result, the Company is required to estimate the fair value of the stock options granted and expense the fair value over the service period of the stock options. In accordance with the transitional provisions of Section 3870, the Company has retroactively without restatement applied the fair value method of accounting for stock option awards granted since September 1, 2002 using the Black-Scholes option pricing models, and recorded an adjustment to opening retained earnings at September 1, 2004 in the amount of $13.8 million, representing the stock option expense for fiscal 2003 and 2004. The offset to retained earnings is an increase in contributed surplus and future income tax assets in the amounts of $17.5 million and $3.7 million, respectively. The stock option expense for the three months and nine months ended May 31, 2005 was $8.4 and $25.0 million respectively.

The following table reports the pro forma amounts, including stock-based compensation expense, based on stock options issued subsequent to September 1, 2002 for the three months and nine months ended May 31, 2004.

   (Thousands of US dollars, except per share amounts)

   --------------------------------------------------- ------------------------- ------------------------
                                                          Three months ended        Nine months ended
                                                             May 31, 2004             May 31, 2004
   --------------------------------------------------- ------------------------- ------------------------
   Net income:
        As reported                                                    $ 48,619                $ 143,643
        Pro forma                                                        44,268                  136,425

   Basic net income per share:
        As reported                                                      $ 0.20                   $ 0.59
        Pro forma                                                          0.18                     0.56

   Diluted net income per share:
        As reported                                                      $ 0.19                   $ 0.56
        Pro forma                                                          0.17                     0.54
   --------------------------------------------------- ------------------------- ------------------------



                                                                        16 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
May 31, 2005
(Unaudited)



1.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months and nine months ended May 31, 2005 are not necessarily indicative of the results to be expected for the full year.



2.       FINANCIAL INSTRUMENTS

The Company enters into forward foreign exchange contracts ("Forwards") to hedge its foreign currency exposure on expenses incurred for its Canadian operations. The Forwards obligate the Company to sell US dollars for Canadian dollars in the future at predetermined exchange rates and are matched with anticipated future operating expenses in Canada. The Forwards do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the Forwards are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

As at May 31, 2005, the Company has $134.0 million Canadian dollars outstanding in Forwards that mature in the next nine months at an average exchange rate of
1.2509. Forwards that have become favourable to the Company since their inception constitute unrecognized financial assets and have a fair value of $504,000 as at May 31, 2005. Forwards that have become unfavourable constitute unrecognized financial liabilities and have a fair value of $489,000 as at May 31, 2005.



3.   ACQUISITIONS


(i) On September 1, 2004, the Company acquired certain assets of RT&C International ("RT&C"), its sales organization for South Korea, for cash consideration of $1.3 million. The purchase price was allocated to the net assets acquired, comprising intangible assets of $1.3 million and other assets of $37,000, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately 16 months.

     Under the terms of the agreement, RT&C is eligible to receive cash consideration up to $1.5 million, contingent upon RT&C achieving future performance targets within one year after the closing date. As at May 31, 2005, $375,000 of the contingency was earned and was paid to RT&C. As at May 31, 2005, there were no awards earned or recognized on the remaining $1.12 million contingency. This contingency will be recorded when resolved.


(ii) On September 2, 2003, the Company acquired certain assets from AMI Technologies Corp., its exclusive sales organization for Taiwan and China since 1992, for cash consideration of $3.1 million. The purchase price was allocated to the net assets acquired, including intangible assets of $2.9 million, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.

     On September 30, 2004, the Company acquired the remaining assets located in Taiwan and China from AMI Technologies Corp. for cash consideration of $1.6 million. The purchase price was allocated to the net assets acquired, comprising intangible assets of $1.6 million and other assets of $12,000, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.




                                                                        17 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
May 31, 2005
(Unaudited)


3.     ACQUISITIONS (CONTINUED)


(iii) On February 24, 2005, the Company acquired CuTe Solutions Private Limited ("CuTe") for cash consideration of $4.1 million. CuTe, a high technology embedded solutions provider, is located in India. The acquisition was accounted for using the purchase method, whereby the results of operations of CuTe have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

       The fair values of the net assets acquired were as follows:


    (Thousands of US dollars)
    ---------------------------------------------------------------------------

    Net assets:

        Current assets, including cash of $41                         $ 159

        Capital assets                                                  245

        Core technology                                               2,890

        Other intangible                                              1,100

        Liabilities assumed                                           (248)
    ----------------------------------------------------------------------------

    Cash consideration                                              $ 4,146
    ----------------------------------------------------------------------------




    Core technology and other intangible are being amortized as follows:


    ---------------------------------------------------------------------------

       Core technology                                              2 years
       Other intangible                                             8 months
    ----------------------------------------------------------------------------

(iv) On March 9, 2005, the Company acquired certain cable modem silicon intellectual property and certain employees of Terayon Communication Systems, Inc. ("Terayon") for cash consideration of $11.3 million. Under the terms of the agreement, Terayon was eligible to receive additional consideration of up to $3.25 million, contingent upon achieving certain future deliverables. As at May 31, 2005, $2.5 million of the contingency was earned and is payable to Terayon. The purchase price was allocated to the net assets acquired, comprised of intangible assets of $13.3 million and other assets of $ 0.5 million based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired ranges from one to three years.

       As at May 31, 2005, there were no awards earned or recognized on the remaining $750,000 contingency. This contingency will be recorded when resolved.

                                                                        18 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
May 31, 2005
(Unaudited)


4.    INTANGIBLE ASSETS AND GOODWILL


The net book values of intangible assets and goodwill at May 31, 2005 and August 31, 2004 are as follows:

      (Thousands of US dollars)

      ------------------------------------- --------------- ----------------- -------------- --------------------

                                                 Cost         Accumulated       Net book       Net book value
                                                              amortization        value

                                                             May 31, 2005                        August 31, 2004
      ------------------------------------- ------------------------------------------------ --------------------

      Core technology                             $ 38,225          $ 21,252       $ 16,973              $ 5,558


      Other                                          8,923             5,401          3,522           -
      ------------------------------------- --------------- ----------------- -------------- --------------------

      Total intangible assets                     $ 47,148          $ 26,653       $ 20,495              $ 5,558
      ===================================== =============== ================= ============== ====================


      Goodwill                                   $ 376,788         $ 186,693      $ 190,095            $ 190,095
      ===================================== =============== ================= ============== ====================



Amortization expense related to intangible assets amounted to $3.0 million and $5.7 million for the three months and nine months respectively (2004 - $1.5 million and $4.6 million).


5.       CREDIT FACILITIES

The Company maintains committed operating and overdraft credit facilities aggregating $21.0 million (2004 - $43.0 million) with a single financial institution. There are no borrowings outstanding under these facilities.

6.       LONG-TERM DEBT


       (Thousands of US dollars)

      --------------------------------------------------- ------------ ------------------ -------------------

                                                           Interest         May 31          August 31 2004
                                                             rate            2005
      --------------------------------------------------- ------------ ------------------ -------------------

      Obligation under capital lease (i)                     6.31%              $ 18,335            $ 18,049

      Mortgage payable (ii)                                  6.96%                11,512              11,575
      --------------------------------------------------- ------------ ------------------ -------------------

                                                                                  29,847              29,624

      Less : Current portion                                                       1,731               1,571
      --------------------------------------------------- ------------ ------------------ -------------------

      Long-term portion                                                         $ 28,116            $ 28,053
      =================================================== ============ ================== ====================

(i)       Obligation under capital lease :

          The Company's obligation under capital lease represents the lease on the building facility occupied by the Company in Markham, Ontario ("Building Facility"). The capital lease is denominated in Canadian dollars. As at May 31, 2005, the remaining amount outstanding on the capital lease was $18.3 million (Cdn. $ 22.9 million).


(ii)     Mortgage payable

         On September 10, 2002, Commerce Valley Realty Holding Inc. ("CVRH"), a joint venture in which the Company has a 50 per cent ownership interest, entered into a mortgage agreement with a lender to finance the Building Facility. The Company's proportionate share of the mortgage as at May 31, 2005 amounted to $11.5 million (Cdn. $14.4 million). The mortgage has a repayment term of 12 years and is denominated in Canadian dollars.

                                                                        19 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
May 31, 2005
(Unaudited)

7.       GUARANTEE


The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of the Building Facility. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee.

In addition, the Company posted a letter of credit in the amount of $2.4 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

8.       OTHER CHARGES (RECOVERIES)


Other charges (recoveries) include the following items:

      (Thousands of US dollars)

      --------------------------------------------------- -------------------------------- --------------------------------

                                                                Three months ended                Nine months ended

                                                              May 31           May 31          May 31           May 31

                                                               2005             2004            2005             2004
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------


      Regulatory matters (i)                                      $ 1,351           $ 399          $ 2,011         $ 1,543

      Restructuring charge (recovery) - European
      operations (ii)                                                   -               -                -            (538)


      Lease exit charge (recovery) (iii)                                -            (853)               -          (1,464)

      --------------------------------------------------- ---------------- --------------- ---------------- ---------------

      Total                                                       $ 1,351          $ (454)         $ 2,011          $ (459)
      =================================================== ================ =============== ================ ================


(i)      Regulatory matters

          In January 2003, the Company announced that Staff of the Ontario Securities Commission ("OSC") had filed a Notice of Hearing and Statement of Allegations ("Notice") in relation to the Company and others. The Notice alleged that the Company failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that the Company made a misleading statement to Staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chairman and then Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. The Company reached a settlement with the OSC, agreeing to pay a total of $900,000 Canadian dollars as a contribution to costs, and a voluntary payment. Four of the individual respondents also settled with the OSC. Mr. K.Y. Ho and his spouse Betty Ho proceeded to a hearing, which was completed in early June of 2005. A decision by the OSC in the hearing is anticipated in late July of 2005.


                                                                        20 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
May 31, 2005
(Unaudited)


8.       OTHER CHARGES (RECOVERIES) (CONTINUED)

(ii) Restructuring charge (recovery) - European operations:

     The following table details the activity through the restructuring liabilities accrual:


           (Thousands of US dollars)

           -------------------------------------- -------------------------------- --------------------------------

                                                        Three months ended                Nine months ended

                                                      May 31           May 31          May 31           May 31

                                                       2005             2004            2005             2004
           -------------------------------------- ---------------- --------------- ---------------- ---------------

           Balance, beginning of period                       $ 4           $ 872             $ 18         $ 4,246

           Cash payments                                       (4)            (94)             (18)         (3,468)
           -------------------------------------- ---------------- --------------- ---------------- ---------------

           Balance, end of period                               -           $ 778                -           $ 778
           ====================================== ================ =============== ================ ===============


     (a) During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited ("ATEL"), its subsidiary in Dublin, Ireland and recorded a pre-tax charge of $2.8 million. The charge included a $1.4 million write-down of the building facility, to estimated fair value less cost to sell. The Company completed the major components of the exit plan for ATEL in July 2003.

           During the first quarter of fiscal 2004, the Company was able to sell the building facility at a higher price than originally estimated resulting in a recovery of $0.5 million from the restructuring charge. The Company also paid out the remaining cash portion of the restructuring charge of $0.5 million during the same quarter.

     (b) During the fourth quarter of fiscal 2003, the Company decided to discontinue the operations of ATI Research GmbH, its FireGL product division located in Starnberg, Germany, in order to consolidate its research and development activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH.

           During the nine months ended May 31, 2005, the Company made cash payments of $18,000 relating to the pre-tax charge setup in the fourth quarter of fiscal 2003. The Company completed the major components of its exit plan for ATI Research GmbH in December 2003.

(iii) Lease exit charge (recovery)

      During the second quarter of fiscal 2004, the Company determined that it would re-occupy a leased property, which the Company had exited in the second quarter of fiscal 2003, due to an expansion of business. It resulted in a recovery of exit charge in the amount of $0.6 million for the quarter.

      During the third quarter of fiscal 2004, the Company determined that it would re-occupy the remaining leased property which the Company had exited in the second quarter of fiscal 2003, resulting in a recovery of an exit charge of $0.9 million.


                                                                        21 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
May 31, 2005
(Unaudited)


9.       NET INCOME PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income per share:


       (Thousands of US dollars, except per share amounts)

      ------------------------------------------------ ------------------------------- --------------------------------
                                                             Three months ended               Nine months ended
                                                           May 31          May 31          May 31           May 31
                                                            2005            2004            2005             2004
      ------------------------------------------------ --------------- --------------- ---------------- ---------------


      Net income (loss)                                       $ (445)        $ 48,619        $ 120,451       $ 143,643
      ================================================ =============== =============== ================ ===============

      Weighted average number of common shares
      outstanding (000's):
          Basic                                               251,602         245,960          250,558         244,444
          Effect of dilutive securities                            -           10,690            8,362          11,101
      ------------------------------------------------ --------------- --------------- ---------------- ---------------
          Diluted                                             251,602         256,650          258,920         255,545
      ================================================ =============== =============== ================ ===============

      Net income per share
          Basic                                                $ 0.00          $ 0.20           $ 0.48          $ 0.59
          Diluted                                              $ 0.00          $ 0.19           $ 0.47          $ 0.56
      ------------------------------------------------ --------------- --------------- ---------------- ---------------

At May 31, 2005, options to purchase 5,707,507 shares of common stock (2004 - 4,943,019) were outstanding but were not included in the calculation of diluted net income per share because to do so would have been anti-dilutive.

10.      SUPPLEMENTAL CASH FLOW INFORMATION


      (Thousands of US dollars)

      -------------------------------------- ------------------------------- -------------------------------

                                                   Three months ended               Nine months ended

                                                 May 31          May 31          May 31          May 31

                                                  2005            2004            2005            2004
      -------------------------------------- ------------------------------- -------------------------------


      Cash paid for:


          Interest                                    $ 500           $ 492         $ 1,501         $ 1,474

          Income taxes                                2,233             523           2,646           1,466


      Interest received                             $ 3,128         $ 1,080         $ 8,462         $ 2,949
      -------------------------------------- --------------- --------------- --------------- ---------------

                                                                        22 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
May 31, 2005
(Unaudited)


11.      SEGMENTED INFORMATION

The Company designs and manufactures innovative 3D graphics and digital media silicon solutions. The Company has determined in the first quarter of fiscal 2005 that it operates in two reportable segments: Personal Computer ("PC") and Consumer. The PC segment includes all 3D graphics, video, and multimedia products which are developed for use in desktop and notebook personal computers. The Consumer segment includes products used in cell phones, PDA's, DTV's and set-top boxes. The Consumer segment also includes royalties and contract engineering services derived from cell phone and game console products. Previously, the Company reported as a single reportable segment.

The Company's management evaluates segment performance based on revenue and on operating income which is calculated as income or loss from operations before taxes excluding expenses related to stock-based compensation, amortization of intangible assets, and other charges.

The Company does not identify or allocate fixed assets by reportable segment. In addition, there are no inter-segment revenues. The accounting polices for all operating segments are the same as those described in the summary of significant accounting policies.

The following table presents the revenues and operating income of the two reportable segments for the three months and nine months ended May 31, 2005 and 2004.


(Thousands of US dollars)

--------------------------- ------------------------------ ------------------------------ ------------------------------

                                    Consolidated                        PC                          Consumer

                                 Three months ended             Three months ended             Three months ended

                                       May 31                         May 31                         May 31

                                2005            2004           2005            2004            2005           2004
--------------------------- -------------- --------------- -------------- --------------- --------------- --------------


Revenues                        $ 530,235       $ 491,457      $ 460,673       $ 433,611        $ 69,562       $ 57,846

Operating income                   12,164          63,591         14,039          60,356         (1,875)          3,235
--------------------------- -------------- --------------- -------------- --------------- --------------- --------------




(Thousands of US dollars)

--------------------------- ------------------------------ ------------------------------ ------------------------------

                                    Consolidated                        PC                          Consumer

                                  Nine months ended              Nine months ended              Nine months ended

                                       May 31                         May 31                         May 31

                                2005            2004           2005            2004            2005           2004
--------------------------- -------------- --------------- -------------- --------------- --------------- --------------


Revenues                      $ 1,752,282     $ 1,424,499    $ 1,528,851     $ 1,281,501       $ 223,431      $ 142,998

Operating income                  180,531         187,369        161,846         187,136          18,685            233
--------------------------- -------------- --------------- -------------- --------------- --------------- --------------



                                                                        23 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
May 31, 2005
(Unaudited)



11.    SEGMENTED INFORMATION (CONTINUED)


The following tables provide revenues by geographic area, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table is based on customer and royalty payer location, whereas the breakdown in capital assets, intangible assets and goodwill is based on physical location.



      (Thousands of US dollars)

      --------------------------------------------------- -------------------------------- --------------------------------

                                                                Three months ended                Nine months ended

                                                          -------------------------------- --------------------------------


                                                              May 31           May 31          May 31           May 31

                                                               2005             2004            2005             2004
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------


      Revenues:

          Canada                                                  $ 8,338         $ 6,095         $ 16,644        $ 17,449

          United States                                            54,843          65,641          199,782         175,330

          Europe                                                   24,523          10,030           72,868          77,955

          Asia-Pacific                                            442,531         409,691        1,462,988       1,153,765
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------

      Consolidated revenues                                     $ 530,235       $ 491,457      $ 1,752,282     $ 1,424,499
      =================================================== ================ =============== ================ ===============






      (Thousands of US dollars)

      --------------------------------------------------- ---------------- --------------- ---------------- ---------------

                                                                                               May 31         August 31

                                                                                                2005             2004
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------


      Capital assets, intangible assets and goodwill:

          Canada                                                                                  $ 89,090        $ 73,863

          United States                                                                            206,563         206,147

          Europe                                                                                       234             165

          Asia-Pacific                                                                              20,691           1,421
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------

      Consolidated capital assets, intangible assets
         and goodwill                                                                            $ 316,578       $ 281,596
      =================================================== ================ =============== ================ ===============


For the three months and nine months end May 31, 2005, one customer accounted for 12% and 11% respectively, and another customer accounted for 9% and 12% respectively of the Company's consolidated revenues (2004 - one customer accounted for 10% and 10%, and another customer accounted for 9% and 11%). At May 31, 2005, one customer accounted for 9% of consolidated accounts receivable (2004 - one customer accounted for 10%).


                                                                        24 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
May 31, 2005
(Unaudited)


12.      STOCK-BASED COMPENSATION


    (i)  Stock options

         Commencing the third quarter of fiscal 2005, the Company amended the Option Plan to provide the Board of Directors with the discretion to award stock appreciation rights ("tandem SARs") in connection with all or a portion of the existing and future options granted under the Option Plan. Tandem SARs provide an optionee with the right to surrender vested options for termination in return for common shares with a market value equal to the net proceeds that the optionee would have otherwise received had such optionee exercised the vested options and immediately sold the underlying shares. During the quarter ended May 31, 2005, tandem SARs were awarded to new option grants only.

         The weighted average estimated fair value at the date of grant for the stock options granted within the three months and nine months ended May 31, 2005 was $7.65 and $8.29 per share respectively (2004 - $9.15 and $8.93). The "fair value" of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:




           ------------------------------------------------ -------------------------------- --------------------------------

                                                                   Three months ended               Nine months ended

                                                             ------------------------------- ---------------------------------




                                                                 May 31          May 31           May 31          May 31


                                                                 2005             2004             2005            2004
           ------------------------------------------------ ---------------- --------------- ---------------- ---------------


           Risk-free interest rate                                     3.8%            3.9%             3.7%            3.7%

           Dividend yield                                              0.0%            0.0%             0.0%            0.0%

           Volatility factor of the expected market price
           of the Company's common shares                             60.5%           68.3%            62.5%           69.3%

           Expected life of the options                           4.0 years       4.2 years        4.0 years       4.2 years
           ------------------------------------------------ ---------------- --------------- ---------------- ---------------




           The estimated fair value of the stock options is amortized to expense on a straight line basis over the options' vesting period and the related expense for the three months and nine months end May 31, 2005 amounted to $8.4 million and $25.0 million respectively. The stock option expense by functional area is as follows:


           (Thousands of US dollars)

           -------------------------------------------- ----------------------- ----------------------

                                                          Three months ended      Nine months ended

                                                                May 31                  May 31

                                                                 2005                   2005
           -------------------------------------------- ----------------------- ----------------------


           Selling and marketing                                       $ 1,627                $ 4,897

           Research and development                                      5,269                 16,105

           Administrative                                                1,495                  4,041
           -------------------------------------------- ----------------------- ----------------------
           Total
                                                                       $ 8,391               $ 25,043
           ============================================ ===============================================


                                                                        25 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
May 31, 2005
(Unaudited)

12.      STOCK-BASED COMPENSATION (CONTINUED)


      (ii) Restricted share units

           Commencing in the first quarter of fiscal 2004, the Company adopted a plan to grant restricted share units ("RSUs") to certain employees as part of its overall stock-based compensation plan. Under the terms of the plan, RSUs vest on each anniversary of the grant in equal one-third installments over a period of three years. During the three months ended November 30, 2003, the Company advanced $22.1 million to the trustee to purchase the Company's common shares in the open market. The cost of the purchase of these shares is classified as treasury stock and presented as a reduction of shareholders' equity in the Company's consolidated balance sheet. In October 2004, 503,903 RSUs vested and were settled by delivery of common shares of the Company to the participants or by cash equivalent to its market value on the vesting date.

           In the third quarter of fiscal 2005, the Company granted 1,084,723 RSUs. The number of RSUs settled at each vesting date depends on the Company achieving certain performance targets.

           During the three months and nine months ended May 31, 2005, the number of RSUs granted was 1,084,723 and 1,131,973 respectively, and the number of RSUs forfeited was 7,385 and 27,103, respectively. As at May 31, 2005, there were 2,114,884 RSUs awarded and outstanding.

           RSU expense by functional area incurred for the three months and nine months end May 31, 2005 and 2004, excluding the one-time cash payment of $7.8 million made in the first quarter of fiscal 2004 to the non-executive employees who were eligible for the RSU plan, are summarized in the following table:

           (Thousands of US dollars)

           -------------------------------------- -------------------------------- --------------------------------

                                                         Three months ended               Nine months ended

                                                      May 31           May 31          May 31           May 31

                                                       2005            2004             2005            2004
           -------------------------------------- --------------- ---------------- --------------- ----------------


           Selling and marketing                           $ 265            $ 323           $ 867            $ 744

           Research and development                        1,563            1,378           4,126            3,232

           Administrative                                    258              329             741              761
           -------------------------------------- --------------- ---------------- --------------- ----------------
           Total
                                                         $ 2,086          $ 2,030         $ 5,734          $ 4,737
           ====================================== =============== ================ =============== ================





    (iii)  Deferred share units

           Commencing in the second quarter of fiscal 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors. As at May 31, 2005, there were 132,707 DSUs outstanding and 105,624 DSUs vested (2004 - 92,082 and 64,999).

           The recoveries (expenses) for three months and nine months ended May 31, 2005 relating to DSUs granted to the directors for services rendered was a recovery of $82,000 and expense of $0.5 million respectively (2004 - $0.3 million and $1.2 million).


                                                                        26 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
May 31, 2005
(Unaudited)


13.      U.S. GAAP


The following table reconciles the net income as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated net income that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:




   (Thousands of US dollars, except per share amounts)

   ---------------------------------------------------- ------------------------------ ------------------------------

                                                              Three months ended             Nine months ended

                                                            May 31          May 31         May 31         May 31

                                                             2005           2004           2005            2004
   ---------------------------------------------------- --------------- -------------- -------------- ---------------


   Net income in accordance with Canadian GAAP                  $ (445)     $ 48,619      $ 120,451       $ 143,643

   Tax effect of stock options                                  (1,619)         (843)        (6,111)         (5,038)

   Expenses related to stock options (i)                         8,391        -              25,043               -

   Stock-compensation expenses (ii), (iii)                       2,908        (4,570)        (5,205)         (8,654)

   Other                                                            28             28            84              84
   ---------------------------------------------------- --------------- -------------- -------------- ---------------

   Net income in accordance with U.S. GAAP                     $ 9,263       $ 43,234     $ 134,262       $ 130,035
   ==================================================== =============== ============== ============== ===============

   Net income per share:

        Basic                                                   $ 0.04         $ 0.18         $ 0.54         $ 0.53

        Diluted                                                 $ 0.04         $ 0.17         $ 0.52         $ 0.51
   ---------------------------------------------------- --------------- -------------- -------------- ---------------

   Weighted average number of shares (000's):
                                                               251,602        245,960        250,558        244,444
        BasiC
                                                               259,100        256,650        258,920        255,545
        Diluted
   ---------------------------------------------------- --------------- -------------- -------------- ---------------


                                                                        27 of 29

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
May 31, 2005
(Unaudited)



13.      U.S. GAAP (CONTINUED)


     (i) Under Canadian GAAP, effective September 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation. For U.S. GAAP purposes, the intrinsic value method is used to account for stock-based compensation for employees. Compensation expense of $8.4 million and $25.0 million recognized under Canadian GAAP would not be recognized under U.S. GAAP for the three months and nine months ended May 31, 2005. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant, therefore there is no expense under the intrinsic method for U.S. GAAP purposes for the three months and nine months ended May 31, 2005 and 2004.


    (ii) Under U.S. GAAP, options granted after January 18, 2001 with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

   (iii) Under U.S. GAAP, the intrinsic value of the stock options issued under an incentive plan entered into in July 2002 is calculated as the increase in the Company's stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.



14.      COMPARATIVE INFORMATION

The Company has reclassified certain prior period information to conform to the current period presentation.


                                                                        28 of 29

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       ATI TECHNOLOGIES INC.



Date:  June 23, 2005   By:   //Patrick Crowley//
                           ----------------------------------------------------
                           Name:    Patrick Crowley
                           Title:   Senior Vice President, Finance and Chief
                                    Financial Officer



                                                                        29 of 29